[redacted]

SECURITI 14042222 ION

12/23/14

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 22 2014
Washington DC
124

SEC FILE NUMBER
8- 47939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/13 (MM/DD/YY) AND ENDING 10/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eaton Vance Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two International Place
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel C. Cataldo, Vice President & Treasurer (617)672-8952
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TJ 12/29/14

OATH OR AFFIRMATION

I, Daniel C. Cataldo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eaton Vance Distributors, Inc., as of October 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel C. Cataldo
Signature

Vice President & Treasurer
Title

Janice Kozpusik
Notary Public My commission expires: Feb. 13, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eaton Vance Distributors, Inc.
(SEC I.D. NO. 8-47939)

Financial Statements and Supplemental
Schedules as of and for the year ended October 31, 2014
and Independent Auditors' Report
Filed Pursuant to 17a-5(e)(3)
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders' of
Eaton Vance Distributors, Inc.:

We have audited the accompanying statement of financial condition of Eaton Vance Distributors, Inc. (the "Company"), (a wholly owned subsidiary of Eaton Vance Corp.), as of October 31, 2014, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of Eaton Vance Distributors, Inc. as of October 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the financial statements include significant transactions with affiliates and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated business.

The supplemental schedules g and h listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

December 19, 2014

Eaton Vance Distributors, Inc.

Statement of Financial Condition
As of October 31, 2014

Assets		
Cash and cash equivalents	$	57,777,453
Investments at fair value		27,163,379
Deposits with clearing organization		61,009
Accounts receivable from sales of mutual fund shares		86,446
Accounts receivable from affiliates		1,528,001
Distribution fees and other receivables		16,577,653
Deferred income taxes		7,606,912
Prepaid expenses and other assets		3,052,447
Total assets	$	113,853,300
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued compensation	$	19,606,591
Accounts payable and accrued liabilities		31,291,160
Accounts payable to affiliates		3,645,863
Accounts payable for mutual fund shares sold		117,987
Other liabilities		1,483,972
Total liabilities		56,145,573
Stockholder's Equity:		
Common stock, $1 par value; 200,000 shares authorized; 20,000 shares issued and outstanding		20,000
Additional paid-in capital		50,413,166
Retained earnings		7,274,561
Total stockholder's equity		57,707,727
Total liabilities and stockholder's equity	$	113,853,300

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Income
For the Year Ended October 31, 2014

Revenue:		
Service agreement income	$	199,762,251
Service fees		119,079,604
Distribution and underwriter fees		7,816,845
Interest and other revenue		9,471,277
Total revenue		336,129,977
Expenses:		
Distribution expense		117,934,597
Service fee expense		105,135,526
Compensation and related costs		84,418,333
Other expenses		21,991,335
Total expenses		329,479,791
Income before income taxes		6,650,186
Provision for income taxes:		
Current		(3,137,921)
Deferred		328,011
Total provision for income taxes		(2,809,910)
Net income	$	3,840,276

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended October 31, 2014

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, November 1, 2013	20,000	$ 20,000	$ 42,369,095	$ 3,434,285	$ 45,823,380
Net income	-	-	-	3,840,276	3,840,276
Stock-based compensation	-	-	6,241,867	-	6,241,867
Tax benefit of stock option exercises	-	-	1,802,204	-	1,802,204
Balance, October 31, 2014	20,000	$ 20,000	$ 50,413,166	$ 7,274,561	$ 57,707,727

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Cash Flows
For the Year Ended October 31, 2014

Cash Flows From Operating Activities:	
Net income	$ 3,840,276
Adjustments to reconcile net income to net cash used for operating activities:	
Stock-based compensation	6,241,867
Deferred income taxes	(328,011)
Proceeds from sale of investments	8,770,219
Purchase of investments	(21,293,042)
Net gain on investments	(754)
Changes in operating assets and liabilities:	
Deposits with clearing organization	(320)
Accounts receivable from sales of mutual fund shares	(17,032)
Accounts receivable from affiliates	(741,712)
Distribution fees and other receivables	981,595
Prepaid expenses and other assets	(2,403,131)
Accrued compensation	216,543
Accounts payable and accrued liabilities	2,748,747
Accounts payable to affiliates	1,769,893
Accounts payable for mutual fund shares sold	(44,493)
Other liabilities	(1,140,716)
Net cash used for operating activities	(1,400,071)
Cash Flows From Financing Activities:	
Excess tax benefit of stock option exercises	1,802,204
Net cash provided by financing activities	1,802,204
Net increase in cash and cash equivalents	402,133
Cash and cash equivalents, beginning of year	57,375,320
Cash and cash equivalents, end of year	$ 57,777,453
Supplemental Cash Flow Information:	
Cash paid for income taxes, net of refunds	$ 42,500

See notes to Financial Statements.

1. Summary of Significant Accounting Policies

Business and organization

Eaton Vance Distributors, Inc. (the "Company") is the principal underwriter for the regulated investment companies in the Eaton Vance family of mutual funds.

The Company is a wholly-owned subsidiary of Eaton Vance Corp. ("EVC"). Certain officers and/or directors of the Company are also officers and/or directors of EVC. Revenue is largely dependent on the total value and composition of assets under management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact revenue and the results of operations.

These Financial Statements were prepared from the separate records maintained by the Company, which include significant transactions with EVC subsidiaries and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Basis of presentation

The preparation of the Company's Financial Statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make judgments, estimates and assumptions that affect the amounts reported in the Financial Statements and related notes to the Financial Statements. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist principally of cash in banks and short-term commercial paper. Cash equivalents have maturities of less than three months on the date of acquisition and are carried at fair value.

Investments

Investments consist of certificates of deposit, commercial paper and corporate debt securities with remaining maturities (upon purchase by the Company) ranging from three months to 12 months.

Investments are carried at fair value based on quoted market prices. Net realized and unrealized gains or losses are reflected as a component of interest and other revenue. The specific identified cost method is used to determine the realized gains or losses on all investments sold.

Fair value measurements

The accounting standards for fair value measurement provide a framework for measuring fair value and require expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The accounting standards establish a fair value measurement hierarchy, which requires an entity to maximize the use of observable inputs

where available. This fair value measurement hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the nature of the inputs that are significant to the fair value measurements in their entirety. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value measurement hierarchy. In such cases, an investment's classification within the fair value measurement hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Level 1	Unadjusted quoted market prices in active markets for identical assets or liabilities at the reporting date.
Level 2	Observable inputs other than Level 1 unadjusted quoted market prices, such as quoted market prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and inputs other than quoted prices that are observable or corroborated by observable market data.
Level 3	Unobservable inputs that are supported by little or no market activity.

The Company recognizes any transfers between levels at the end of each fiscal year.

Fair value measurements for other financial instruments not reported at fair value are disclosed separately.

Mutual fund underwriting activities

The Company records accounts receivable from sales of mutual fund shares and accounts payable for mutual fund shares sold, as well as associated commission income and expense, on a trade-date basis.

Income taxes

The Company is included in the consolidated federal tax return of EVC. The Company computes its current and deferred tax provision in a manner that is representative of how the Company would have computed its provision had it not been included in the consolidated federal tax return of EVC.

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse. Deferred income taxes relate principally to stock-based compensation and employee compensation and benefits.

Revenue recognition

The Company currently sells Eaton Vance open-end mutual funds under five primary pricing structures: front-end load commission ("Class A"); level-load commission ("Class C"); institutional no-load ("Class I," also referred to as "Institutional Class"); retail no-load ("Class N," referred to as "Investor Class" or "Adviser Class"); and retirement plan no-load ("Class R"). Distribution and service fees for all share classes, as further described below, are calculated as a percentage of average daily net assets and recorded in revenue as earned, gross of any third-party distribution and service fee payments made. Distribution and service fees are earned daily and paid monthly. The expenses associated with third-party distribution and service fee arrangements are recorded in distribution and service fee expense, respectively, as the services are provided by the third party. These expenses are also paid monthly.

For Class A shares, the shareholder pays an underwriter commission to the Company of up to 75 basis points of the dollar value of the shares sold. Underwriter commissions are recorded in revenue at the time of sale. Under certain conditions, the Company may waive the front-end sales load on Class A shares and sell the shares at net asset value. The Company does not receive underwriter commissions on such sales. In addition, for most Class A shares the Company generally receives (and then pays to authorized firms after one year) a combined distribution and service fee of up to 30 basis points of average net assets annually.

Effective January 1, 2012, the Company suspended sales of Class B shares. Additional investment in this share class is limited to exchanges and the reinvestment of distributions by existing Class B shareholders. The Company continues to recover dealer commissions previously paid on behalf of Class B shareholders through distribution fees limited to 75 basis points annually of the average net assets of the Class B shares. In addition, the Company receives, and then pays to authorized firms, a service fee not to exceed 25 basis points annually of average net assets. Class B shares automatically convert to Class A shares after eight years of ownership.

For Class C shares, the shareholder pays no front-end commissions and no contingent deferred sales charges on redemptions after the first year. The Company pays a commission and the projected first year service fees to the dealer at the time of sale, which together are capitalized and amortized over the first year. The Company receives distribution fees and service fees at an annual rate of up to 75 basis points and 25 basis points, respectively, of average net assets of the Class. The Company pays both the distribution fee and service fee to the dealer after one year. Redemptions of Class C shares within twelve months of purchase are generally subject to deferred sales charges of one percent.

Class I shares are offered at net asset value and are not subject to any sales charges, underwriter commissions, distribution fees or service fees.

Class N shares are offered at net asset value and are not subject to any sales charges or underwriter commissions. Class N shares pay a combined distribution and service fee up to 25 basis points of average net assets of the Class annually. The Company pays the service fee to the dealer after one year.

Class R shares are offered at net asset value with no front-end sales charge. Class R shares pay separate distribution and service fees each up to 25 basis points of average net assets of the Class annually. The Company pays the service fee to the dealer after one year.

Related party transactions

Eaton Vance Management ("EVM")

The Company has an agreement with EVM, a wholly owned subsidiary of EVC, whereby the Company has agreed to sell its right to receive revenue under distribution arrangements with certain funds in the Eaton Vance family of mutual funds in exchange for EVM's agreement to assume the costs incurred by the Company in connection with the distribution of these funds. For the year ended October 31, 2014, the revenue earned by EVM and the costs incurred by EVM under this agreement were as follows:

Revenue earned by EVM:		
Distribution fees received from investment companies	$	77,255,544
Costs incurred by EVM:		
Amortization of deferred sales commissions	$	17,552,661
Deferred sales commissions	$	17,825,968

In addition, the Company has a service agreement with EVM whereby EVM compensates the Company for distributing shares of investment companies for which EVM, or its wholly-owned subsidiary, Boston Management and Research, is the investment adviser. For its services, the Company is compensated in an

amount equal to 102 percent of all of the Company's operating expenses, less the Company's operating revenue on a monthly basis. Operating revenue and operating expenses are determined in accordance with GAAP. For the year ended October 31, 2014, the Company earned $199,762,251 under this agreement, which is recorded as service agreement income in the accompanying Statement of Income. The Company had a payable due to EVM of $3,645,848 as of October 31, 2014.

Other Subsidiaries of EVC
The Company has agreements with Atlanta Capital Management Company, LLC and Parametric Portfolio Associates LLC ("Parametric"), each a majority-owned subsidiary of Eaton Vance Acquisitions, Fox Asset Management LLC, a wholly-owned subsidiary of EVC, and Parametric Risk Advisors LLC, a wholly-owned subsidiary of Parametric, whereby the Company provides certain distribution services to and obtains reimbursement from these entities for actual or approximate costs. The Company earned $8,223,735 under these agreements, which is recorded as interest and other revenue in the accompanying Statement of Income. These transactions resulted in a receivable from affiliates of $998,248 at October 31, 2014.

In the ordinary course of business, the Company has transactions with EVC and other subsidiaries of EVM and EVC. These transactions resulted in a net receivable of $529,738 at October 31, 2014. Of this amount $475,282 relates to a receivable due from a subsidiary of EVC related to marketing expenses incurred by the Company.

Hexavest, Inc. ("Hexavest")
The Company has a service agreement with Hexavest, a 49 percent equity method investee of EVM, whereby Hexavest compensates the Company for marketing expenses. For the year ended October 31, 2014, the Company earned $19,753 under this agreement, which is recorded against distribution expense in the accompanying Statement of Income. The Company had a receivable from Hexavest of $4,776 as of October 31, 2014 which is included within distribution fees and other receivables.

Sponsored funds
Certain wholly-owned subsidiaries of EVC are investment advisers to, and have administrative agreements with, affiliated open-end and closed-end sponsored mutual funds for which certain employees of those entities are officers and/or directors. Substantially all of the services to these funds for which the Company or its affiliates earns a fee, including investment advisory, distribution, service, shareholder and administrative, are provided under contracts that set forth the services to be provided and the fees to be charged. These contracts are subject to annual review and approval by each of the funds' boards of directors or trustees. Revenue for the services provided or related to these funds for the year ended October 31, 2014 totaled $119,079,604. Included in distribution fees and other receivables at October 31, 2014 are receivables due from sponsored funds of $16,008,824.

Stock-based compensation

The Company accounts for stock-based compensation expense at fair value. Under the fair value method stock-based compensation expense reflects the fair value of stock-based awards measured at grant date, which is recognized on a straight-line basis over the relevant service period (generally five years) and is adjusted each period for anticipated forfeitures.

The fair value of each option award granted is estimated using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option.

Tax benefits realized upon the exercise of stock options that are in excess of the expense previously recognized for financial reporting purposes are recorded in shareholders' equity and reflected as a financing activity in the Company's Statement of Cash Flows. If the tax benefit realized is less than the expense previously recorded, the shortfall is recorded in stockholder's equity. To the extent the expense exceeds available windfall tax benefits, it

is recorded in the Company's Statement of Income and reflected as an operating activity on the Company's Statement of Cash Flows.

2. New Accounting Standards Not Yet Adopted

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*, which supersedes existing accounting standards for revenue recognition and creates a single framework. The standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The new guidance is effective for the Company's fiscal year that begins on November 1, 2017, and requires either a retrospective or a modified retrospective approach to adoption. The Company is currently evaluating the potential impact on its Financial Statements and the related disclosures, as well as the available transition methods. Early adoption is prohibited.

3. Investments

The following is a summary of investments at October 31, 2014:

Investments at fair value:		
Short-term debt	$	27,163,379
Total investments at fair value	$	27,163,379

Investments at fair value consist of short-term debt assets held by the Company, which include certificates of deposit, commercial paper and corporate debt securities with remaining maturities (upon purchase by the Company) ranging from three months to 12 months.

4. Fair Value Measurements

As discussed in Note 1, accounting standards define fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The accounting standards establish a fair value measurement hierarchy that prioritizes inputs to valuation techniques and gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The following table summarizes the financial assets measured at fair value on a recurring basis and their assigned levels within the fair value measurement hierarchy at October 31, 2014:

	Level 1	Level 2	Level 3	Total
Financial assets:				
Cash equivalents	$ -	$ 12,699,544	$ -	$ 12,699,544
Investments at fair value:				
Short-term debt	-	27,163,379	-	27,163,379
Total financial assets	$ -	$ 39,862,923	$ -	$ 39,862,923

Valuation methodologies

EVC utilizes third-party pricing services to value its investments in debt obligations, as further discussed below. Valuations provided by the pricing services are subject to exception reporting that identifies securities with significant movements in valuation, as well as investments with no movements in valuation. These exceptions are reviewed by EVC on a daily basis. EVC compares the price of trades executed by EVC to the valuations provided

by the third-party pricing services to identify and research significant variances. EVC periodically compares the pricing service valuations to valuations provided by a secondary independent source when available. Market data provided by the pricing services and other market participants, such as the Loan Syndication and Trading Association ("LSTA") trade study, is reviewed by EVC to assess the reliability of the provided data. EVC's Valuation Committee reviews the general assumptions underlying the methodologies used by the pricing services to value various asset classes at least annually. Throughout the year, members of EVC's Valuation Committee or its designees meet with the service providers to discuss any significant changes to the service providers' valuation methodologies or operational processes.

Cash equivalents
Cash equivalents consist of investments in commercial paper with original maturities of less than three months. The carrying amounts of commercial paper are measured at fair value. These assets are generally classified as Level 2 within the fair value measurement hierarchy.

Investments at fair value – short-term debt
Short-term debt securities include certificates of deposit, commercial paper and corporate debt obligations with remaining maturities from three months to 12 months. Short-term debt securities held are generally valued on the basis of valuations provided by third-party pricing services, as derived from such services' pricing models. Inputs to the models may include, but are not limited to, reported trades, executable bid and ask prices, broker-dealer quotations, prices or yields of securities with similar characteristics, benchmark curves or information pertaining to the issuer, as well as industry and economic events. The pricing services may use a matrix approach, which considers information regarding securities with similar characteristics to determine the valuation for a security. Depending on the nature of the inputs, these assets are generally classified as Level 1 or 2 within the fair value measurement hierarchy.

There were no transfers between Level 1 and Level 2 of the fair value measurement hierarchy during the year ended October 31, 2014.

5. Stock-Based Compensation Plans

The Company's stock-based compensation is offered under various EVC plans, including the Omnibus Incentive Plans, defined as the 2013 Omnibus Incentive Plan (the "2013 Plan") and the 2008 Omnibus Incentive Plan as amended and restated (the "2008 Plan"); the Employee Stock Purchase Plans, defined as the EVC 2013 Employee Stock Purchase Plan (the "Qualified ESPP"), the EVC 2013 Nonqualified Employee Stock Purchase Plan (the "Nonqualified ESPP") and the EVC 1986 Employee Stock Purchase Plan; and the Employee Stock Purchase Incentive Plans, defined as the EVC 2013 Incentive Compensation Nonqualified Employee Stock Purchase Plan (the "Incentive ESPP") and the EVC 1992 Incentive Plan – Stock Alternative. The Company recognized compensation cost related to its plans as follows for the year ended October 31, 2014:

Omnibus Incentive Plans:		
Stock options	$	1,543,098
Restricted shares		4,344,057
Employee Stock Purchase Plans		136,444
Employee Stock Purchase Incentive Plans		218,268
Total stock-based compensation expense	$	6,241,867

The total income tax benefit recognized for stock-based compensation arrangements was $3,423,183 for the year ended October 31, 2014.

Omnibus Incentive Plans

The 2013 Plan, which is administered by the Compensation Committee of the Board of EVC, replaced the 2008 Plan and allows for awards of stock options, restricted shares and phantom stock units to eligible employees and non-employee Directors. Options to purchase EVC Non-Voting Common Stock granted under the 2013 Plan expire ten years from the date of grant, vest over five years and may not be granted with an exercise price that is less than the fair market value of the stock as of the close of business on the date of grant. Restricted shares of EVC Non-Voting Common Stock granted under the 2013 Plan vest over five years and may be subject to performance goals. These performance goals generally relate to the achievement of specified levels of adjusted operating income. Phantom stock units granted under the 2013 Plan vest over two years. The 2013 Plan contains change in control provisions that may accelerate the vesting of awards. A total of 12.5 million shares of EVC Non-Voting Common Stock have been reserved for issuance under the 2013 Plan. Through October 31, 2014, 1.0 million restricted shares and options to purchase 1.8 million shares have been issued pursuant to the 2013 Plan.

Stock Options

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option. Many of these assumptions require management's judgment. EVC's stock volatility assumption is based upon its historical stock price fluctuations. EVC uses historical data to estimate option forfeiture rates and the expected term of options granted. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.

The weighted average fair values per share of stock options granted during the year ended October 31, 2014 using the Black-Scholes option pricing model was as follows:

Weighted-average grant date fair value of options granted	$12.87
Assumptions:	
Dividend yield	2.1% to 2.4%
Volatility	36% to 37%
Risk-free interest rate	2.1% to 2.4%
Expected life of options	6.9 years

Stock option transactions under the 2013 Plan and predecessor plans for the year ended October 31, 2014 are summarized as follows:

(share and intrinsic value figures in thousands)	Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value
Options outstanding, beginning of period[(1)]	2,428	$	29.21			
Granted	210		40.45			
Exercised	(434)		24.51			
Forfeited/expired	(8)		24.21			
Options outstanding, end of period	2,196	$	31.24	5.3	$	16,551
Options exercisable, end of period	1,182	$	32.42	3.7	$	8,694
Vested or expected to vest at October 31, 2014	2,193	$	31.23	5.3	$	16,536

(1) *Options outstanding at the beginning of the period have been adjusted to reflect employee transfers between the Company and other wholly-owned subsidiaries of EVC during the fiscal year.*

Options exercised represent newly issued EVC shares. The total intrinsic value of options exercised during the year ended October 31, 2014 was $6,031,904. The total fair value of EVC options that vested during the year ended October 31, 2014 was $2,484,491.

As of October 31, 2014, there was $4,773,548 of compensation cost related to unvested options granted under the Omnibus Incentive Plans not yet recognized. That cost is expected to be recognized over a weighted-average period of 2.2 years.

Restricted Shares

EVC's restricted share awards are generally subject to graded vesting schedules. Compensation expense is adjusted for estimated forfeitures and is recognized on a straight-line basis over the requisite service periods underlying the awards. As of October 31, 2014, there was $13,600,079 of compensation cost related to unvested awards granted under the Omnibus Incentive Plans not yet recognized. That cost is expected to be recognized over a weighted-average period of 2.8 years. The total fair value of EVC shares that vested during the year ended October 31, 2014 was $4,059,597.

A summary of the Company's restricted share activity for the year ended October 31, 2014 under the Omnibus Incentive Plans is presented below:

(share figures in thousands)	Shares		Weighted-Average Grant Date Fair Value
Unvested, beginning of period[(1)]	602	$	27.61
Granted	224		39.75
Vested	(150)		27.06
Forfeited	(12)		31.60
Unvested, end of period	664	$	31.84

(1)*Restricted shares outstanding at the beginning of the period have been adjusted to reflect employee transfers between the Company and other wholly-owned subsidiaries of EVC during the fiscal year.*

Employee Stock Purchase Plans

On October 4, 2013, the Board of EVC approved the Qualified ESPP and the Nonqualified ESPP to replace the 1986 Employee Stock Purchase Plans. The Qualified ESPP and the Nonqualified ESPP, which are administered by the Compensation Committee of the Board of EVC, permit eligible employees to direct up to a maximum of $12,500 per six-month offering period toward the purchase of EVC Non-Voting Common Stock at the lower of 90 percent of the market price of EVC Non-Voting Common Stock at the beginning or at the end of each offering period. The Qualified ESPP qualifies under Section 423 of the U.S. Internal Revenue Code of 1986, as amended ("Internal Revenue Code"). A total of 0.4 million and 65,000 shares of EVC's Non-Voting Common Stock have been reserved for issuance under the Qualified ESPP and Nonqualified ESPP, respectively. Through October 31, 2014, 0.1 million shares have been issued pursuant to the Qualified ESPP and Nonqualified ESPP.

Employee Stock Purchase Incentive Plans

On October 4, 2013, the Board of EVC approved the Incentive ESPP to replace the 1992 Incentive Plan – Stock Alternative. The Incentive ESPP, which is administered by the Compensation Committee of the Board of EVC, permits employees to direct up to half of their incentive bonuses and commissions toward the purchase of EVC's Non-Voting Common Stock at 90 percent of the market price of EVC's Non-Voting Common Stock at the beginning or at the end of each quarterly offering period. A total of 0.3 million shares of EVC's Non-Voting Common Stock have been reserved for issuance under the Incentive ESPP. Through October 31, 2014, 0.1 million shares have been issued pursuant to the Incentive ESPP.

6. Employee Benefit Plans

Profit Sharing and Savings Plan

EVC has a Profit Sharing and Savings Plan for the benefit of substantially all employees, including employees of the Company. The Profit Sharing and Savings Plan is a defined contribution profit sharing plan with a 401(k) deferral component. All full-time employees who have met certain age and length of service requirements are eligible to participate in the plan. The plan allows participating employees to make elective deferrals of compensation up to the plan's annual limits. The Company then matches each participant's contribution on a dollar-for-dollar basis to a maximum of $1,040 per annum. In addition, the Company may, at its discretion, contribute up to 15 percent of eligible employee compensation to the plan, up to a maximum of $38,250 per employee. The Company's expense under the plan and its predecessor plans was $3,279,377 for the year ended October 31, 2014.

7. Income Taxes

The following table reconciles the Company's effective tax rate from the U.S federal statutory tax rate to such amount for the year ended October 31, 2014:

Federal statutory rate	35.0	%
State income taxes (net of federal income tax benefit)	5.6	
Non-deductible meals and entertainment expense	10.4	
Stock-based compensation	(6.3)	
Increase associated with uncertain tax positions	(0.1)	
Other	(2.4)	
Effective income tax rate	42.2	%

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities. The significant components of deferred income taxes at October 31, 2014 are as follows:

Deferred tax assets:		
Compensation and benefit expense	$	2,119,544
Stock-based compensation		5,489,417
Other		19,798
Total deferred tax asset	$	7,628,759
Deferred tax liabilities:		
Other	$	(21,847)
Total deferred tax liability	$	(21,847)
Net deferred tax asset	$	7,606,912

No valuation allowance has been recorded for deferred tax assets, reflecting management's belief that all deferred tax assets will be utilized.

Current unrecognized tax benefits of $243,000, excluding interest and penalties are presented as a component of other liabilities. Accrued interest and penalties, which are classified within other liabilities, totaled $45,959 at October 31, 2014. The total amount of unrecognized tax benefits as of October 31, 2014, that if recognized, would impact the effective tax rate, is $243,000.

8. Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. For purposes of this rule, the Company had net capital of $41,048,310 at October 31, 2014, which exceeded its minimum net capital requirement of $3,743,040. The Company's ratio of aggregate indebtedness to net capital at October 31, 2014 was 1.37-to-1.

9. Exemption from Rule 15c3-3

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3 pursuant to section K(2)(i) of that rule.

10. Major Sources of Revenue

The Company derives its revenue primarily from distribution and underwriting fees and service fees earned pursuant to underwriting and distribution agreements with regulated investment companies in the Eaton Vance family of mutual funds. There were no portfolios and related funds that provided over 10 percent of total revenue of the Company for the year ended October 31, 2014.

11. Subsequent Events

The Company evaluated subsequent events and transactions occurring after October 31, 2014 through December 19, 2014, the date these financial statements were issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the Financial Statements.

*****

Eaton Vance Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
As of October 31, 2014

Capital - stockholder's equity	$ 57,707,727
Deductions:	
Nonallowable assets:	
Deposits with clearing organization	61,009
Accounts receivable from affiliate	1,528,001
Distribution fees and other receivables	4,254,330
Prepaid expenses and other assets	3,052,447
Deferred tax asset	7,628,759
Total deductions	16,524,546
Net capital before haircut on securities	41,183,181
Haircuts on securities	134,871
Net capital	$ 41,048,310
Aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 52,499,732
Accounts payable to affiliate	3,645,863
Total aggregate indebtedness	$ 56,145,595
Minimum net capital requirement of broker or dealer (6-2/3% of aggregate indebtedness)	$ 3,743,040
Excess net capital	$ 37,305,270
Ratio of aggregate indebtedness to net capital	1.37

Note: No material differences exist between the above net capital computation and the Company's unaudited Form X-17A-5 Part IIA filed on November 24, 2014.

Eaton Vance Distributors, Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of October 31, 2014

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) of that rule.

Deloitte.

SEC
Mail Processing
Section

DEC 22 2014

Washington, DC
124

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Eaton Vance Distributors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Eaton Vance Distributors, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended October 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

December 19, 2014

Eaton Vance
Investment Managers

Eaton Vance Distributors, Inc.
Two International Place
Boston, MA 02110
(617) 482-8260
www.eatonvance.com

The Exemption Report

We as members of management of Eaton Vance Distributors, Inc. ("the Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: ((k) *(2)(i)*) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: ((k) *(2)(i)*) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year ended October 31, 2014 without exception.

Signature

Daniel C. Cataldo
Vice President, Chief Financial Officer
Eaton Vance Distributors, Inc.